Giga-tronics Incorporated

5990 Gleason Drive

Dublin, California 94568

November 1, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Christine Westbrook

Re:	Giga-tronics Incorporated Registration Statement on Form S-1
File No. 333-233987

Dear Ms. Westbrook:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Giga-tronics Incorporated (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 5:00 p.m., Eastern time, on Tuesday, November 5, 2019, or as soon thereafter as practicable.

Questions or comments with respect to this request or the Registration Statement may be directed to David J. Gershon by telephone at (415) 774-3120.

Very truly yours, GIGA-TRONICS INCORPORATED By: /s/ John R. Regazzi_________________ John R. Regazzi Chief Executive Officer

cc:	David J. Gershon, Esq.
Sheppard, Mullin, Richter & Hampton LLP